August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (302) 774-4031

Mr. C.O. Holliday, Jr.
Chairman and Chief Executive Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

> **Re: E.I. du Pont de Nemours and Company**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-00815**

Dear Mr. Holliday:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Determining Executive Compensation, page 20

1. Please revise to provide more detail concerning the nature and scope of Mercer Consulting's assignment and the "material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement." We note your disclosure that you retained Mercer to "provide independent advice, research and evaluation related to executive compensation." Please also revise to explain in more detail the independent advice that Mercer provided. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2. Please revise throughout your Compensation Discussion and Analysis to clarify who made the various decisions that resulted in your current compensation structure.

Competitive and Pay-for-Performance Analysis, page 20

3. Where you state in the third paragraph that executive target total cash compensation is comparable to the market median, please revise to clarify whether you mean the Peer Group or another group of companies. It appears that some of the companies selected as your peers do not operate in your market.

4. Please also revise to disclose the results of your analysis of the pay-for-performance review comparing your performance to the Peer Group. You state that based on the four measures, your compensation is "aligned with Company performance." Yet, you do not appear to tie your analysis to the Peer Group information.

Total Compensation Review, page 21

5. Please revise to disclose as part of your compensation analysis the results of the Committee's total compensation review in 2006. We note that future compensation actions are made within the context of this review.

Pay Equity Multiple, page 21

6. Please explain in more detail the reasons for the changes you discuss in the second paragraph of this section.

7. We note your disclosure that "[i]t is the Company's intent to be generally competitive with market long-term incentive levels over time…." Do you mean your Peer Group or a different subset of information? Please revise to clarify.

Executive Compensation Overview, page 21

8. Please consider including a bulleted list that shows in one place all of the components of your compensation program. It would be helpful to see a list of your various plans and programs after your list the various components of your compensation program.

9. We note throughout your disclosures, that you reference individual performance and the qualitative assessments that you make. Please revise to place this disclosure in context for investors by providing examples of factors you considered in 2006. We note this appears in your discussions of Base Pay, Annual Variable Compensation and Restricted Stock Units.

Target Levels, page 25

10. We note your references on pages 25 and 26 to target levels and "pre-established performance-based corporate objectives" for establishing long-term incentive compensation. You have not specifically disclosed any specific target levels or objectives. Please disclose the target levels. If you believe that disclosure of the target levels or objectives is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please supplementally provide us with the basis for this belief. To the extent that you are entitled to omit the specific targets, you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed target levels or objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

11. We also note your disclosure that the intent of your target levels is to be "generally competitive with market levels over time." Do you mean your Peer Group? If so, please revise to clarify. If not, please identify what you mean by "market levels."

Company Aircraft, page 28

12. We note your disclosure that the company's policy with regard to corporate aircraft usage is reviewed regularly to assure that it continues to be appropriate. Please revise to explain what appropriate means.

Compensation Recovery Policy, page 29

13. Please revise to explain in more detail the hearing procedures. In addition, please revise to explain whether the decision of the Compensation Committee must be unanimous or less than unanimous.

14. We note your disclosure that prior to the EIP, the standard is "willfully has engaged in any activity harmful to the interest of the Company" and that under the EIP it will

be "if the grantee engages in misconduct." If possible, please revise to give examples of the standards of conduct you disclose in this section.

Summary Compensation Table, page 32

15. We note your use of the term "SIFL" in footnote (a) to your table on All Other Compensation. Please revise to explain to investors what this means and how it affects your company.

Potential Payments Upon Termination or Change in Control, page 43

16. Where you include tables or charts for your quantitative disclosure, please consider also including a line showing the total amount payable.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3708 with any questions.

Sincerely,

Lesli L. Sheppard
Attorney-Adviser